UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60740/ September 29, 2009

ADMINISTRATIVE PROCEEDING
FILE NO.  3-13597

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In the Matter of                                                  :
                                                                         :     ORDER MAKING FINDINGS
TORQUE ENGINEERING CORP.,                          :     AND REVOKING
TRANSCOASTAL MARINE SERVICES, INC.,     :     REGISTRATIONS BY DEFAULT
TRANSFINANCIAL HOLDINGS, INC.,                 :
TRANSWEST ENERGY, INC.,                              :
TREND VISION TECHNOLOGIES, INC., and     :
TRICORD SYSTEMS, INC.                                  :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on August 24, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act).  A hearing is currently scheduled for October 5, 2009.  The Division of
Enforcement has provided evidence that all Respondents were served with the OIP by September
2, 2009.  Respondents' Answers were due ten days from the date of service.  See 17 C.F.R. §
201.220(b); OIP at 3.  No Answers have been received, and the time for filing Answers has
expired.

        Respondents were put on notice, by Order dated September 8, 2009, that failure to file an
Answer could result in default.  Respondents have not made any other attempt to defend the
proceeding, and accordingly are in default.  See 17 C.F.R. §§ 201.155(a), .220(f).  As permitted
by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are
deemed to be true.

        Torque Engineering Corp. (CIK No. 1018675) is a dissolved Delaware corporation
located in Elkhart, Indiana, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period
ended December 31, 2001, which reported a net loss of over $8.5 million for the prior twelve
months.

        Transcoastal Marine Services, Inc. (CIK No. 1043119), is a void Delaware corporation
located in Houston, Texas, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-Q for the period
ended March 31, 2000, which reported a net loss of over $9.8 million for the prior three months.

On June 20, 2000, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was still pending as of August 21, 2009.

Transfinancial Holdings, Inc. (CIK No. 719271), is a dissolved Delaware corporation located in Lenexa, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2002, which reported a net loss of over $6.8 million for the prior twelve months.

Transwest Energy, Inc. (CIK No. 737837), is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the year ended December 31, 1995, which reported a net loss of $590,000 for the prior twelve months.

Trend Vision Technologies, Inc. (CIK No. 784958), is a British Columbia corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended September 30, 1993, which reported a deficit of over $14 million (Canadian) for the prior twelve months.

Tricord Systems, Inc. (CIK No. 837166), is a forfeited Delaware corporation located in Plymouth, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of $10,753 for the prior six months.

As discussed in more detail above, Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Torque Engineering Corp., Transcoastal Marine Services, Inc., Transfinancial Holdings, Inc., Transwest Energy, Inc., Trend Vision Technologies, Inc., and Tricord Systems, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge